FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED-CAPITAL PUBLICLY-HELD CORPORATION

Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

MINUTES OF THE MEETING HELD BY THE BOARD OF DIRECTORS

ON JUNE 30, 2010

1                 DATE, TIME AND PLACE: On the thirtieth day of June, at 2 p.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, 3.142, in the city Capital of São Paulo State.

2                 BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3                 CALL AND ATENDENCE: Call notice duly served under Section 15 of the Company’s Bylaws. Attendance by the majority of the acting members.

4                 AGENDA: (i) Appreciation and approval of the Reference Form, in accordance with CVM Instructions 480/2009; (ii) Approval of the Consolidated Financial Statements of the Company, under the requirements of IFRS, related to the fiscal year ended on December 31, 2009; (iii) Renewal of the Assignment and Acquisition of the Credit of Rights Agreement between the Company and Banco do Brasil S.A, and (iv) Election of members of the Human Resourcers and Remuneration Committee, of the Financial Committee and the Sustainable Development Committee.

5                 RESOLUTIONS: After the meeting was convened, the Board members examined the Agenda and resolved by unanimous vote:

5.1             To approve the Reference Form in accordance with CVM Instructions 480/2009, previously analyzed and approved by the Fiscal Council.

5.2             To approve the Consolidated Financial Statements of the Company, under the requirements of IFRS, related to the fiscal year ended on December 31, 2009, with a favorable opinion of the Fiscal Council.

5.3             To renew the Assignment and Acquisition of the Credit of Rights Agreement between the Company and Banco do Brasil S.A, in the total amount of one hundred and fifty million Brazilian reais (R$ 150,000,000.00) and term on December 19, 2010, being ratified the other conditions. The board members also pointed out, that such operation is conditioned to its non-recording as a financial debt.

5.4             To elect the director Fabio Schvartsman as a member of the Human Resources and Remuneration Committee. Thus, the Human Resources and Remuneration Committee of the Company will be composed by: Ana Maria Falleiros dos Santos Diniz D’Ávila, as Chairman, and Geyze Marchesi Diniz, Jean Louis Bourgier and Fabio Schvartsman.

5.5             To elect the director Fabio Schvartsman as a member of the Financial Committee. Thus, the Financial Committee of the Company will be composed by: Ana Maria Falleiros dos Santos Diniz D’Ávila, as Chairman, and João Paulo Falleiros dos Santos Diniz, Antoine Marie Remi Lazars G. D’Estaing, Arnaud D. C. W. J. Strasser and Fabio Schvartsman.

5.6             To elect the director Ulisses Kameyama as a member of the Sustainable Development Committee. Thus, the Sustainable Development Committee of the Company will be composed by: Pedro Paulo Falleiros dos Santos Diniz, as Chairman, and Jean Louis Bourgier, João Paulo Falleiros dos Santos Diniz, Guilherme Affonso Ferreira, Maria Silvia Bastos Marques and Ulisses Kameyama.

APPROVAL AND SIGNATURE OF THE MINUTES: With nothing further to come before the board, the works were adjourned for this minute to be drafted. The works being duly reopened, this was read, approved and signed by all present. São Paulo, June 30, 2010. Signatures: Chairman of the Meeting Board – Abilio dos Santos Diniz; Secretary of the Meeting Board – Renata Catelan P. Rodrigues. Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Fábio Schvartsman, Pedro Henrique Chermont de Miranda, Guilherme Affonso Ferreira, Cândido Botelho Bracher, Arnaud Strasser and Ulisses Kameyama. Guests: Samuel Elia and Claudio Eugenio Stiller Galeazzi. A summary of the minutes was drafted on the relevant book, according to Paragraph 3 of Section 130 of Law no. 6,404/76, as amended.

This is a true copy of its original.

Renata Catelan P. Rodrigues

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 07, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.